Manor Park Securities LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY, JANUARY 1	$	121,221
Net income		1,174,999
Distributions to member		(965,000)
MEMBERS' EQUITY, DECEMBER 31	$	331,220

The accompanying notes are an integral part of these financial statements.